Exhibit 99.6

RNS Number: 4794C
Wolseley PLC
01 September 2004

Schedule 5 – Block Listing Six-Monthly Return

1 Name of company:
Wolseley plc

2 Name of Scheme:
The Employee Share Purchase Plan 2001 (US)

3 Period of Return – From:
1 March 2004

To:
31 August 2004

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
2,475,530

5 Number of shares issued/allotted under scheme during period:
1,420,209

6 Balance under scheme not yet issued/allotted under scheme at end of period:
1,055,321

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
500,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
2,000,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
585,083,518

Contact name for queries:
M J White

Contact telephone number:
0118 929 8700

Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA

Name of person making return:
M J White

Position of person making return:
Group Company Secretary and Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END